Date: 26/04/2010

510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RTN Stelath Software Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

21/05/2010

Record Date for Voting (if applicable) :

21/05/2010

Beneficial Ownership Determination Date: 21/05/2010

Meeting Date :

28/06/2010

Meeting Location (if available) :

8338-120th Street, Surrey BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

74976Y100

CA74976Y1007

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for RTN Stelath Software Inc.